Exhibit 99.1

VIQ Solutions Partners with ORdigiNAL Accelerating Channel Distribution of its Innovative Documentation Technology in Europe and Asia Pacific

ORdigiNAL’s vast dealer network to resell VIQ’s NetScribe™ and FirstDraft™, powered by aiAssist™ to speed documentation of recorded content

PHOENIX, ARIZONA, October 26, 2022 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced a strategic partnership with ORdigiNAL, a specialized value-added distributor of document creation solutions, ranging from speech recognition, dictations solutions, document capture and communication solutions.

As organizations accelerate digital modernization efforts, they seek partnerships with industry leading companies that provide a comprehensive portfolio that is proven to deliver transcript speed and accuracy. ORdigiNAL, one of the largest distributors of Nuance technologies across the globe, leverages an immense, well-positioned dealer network who the Company believes will drive the expansion of VIQ’s technology in Europe and Asia Pacific.

As part of the distribution agreement, ORdigiNAL will offer VIQ’s NetScribe and FirstDraft, powered by aiAssist, to its vast dealer network operating in judicial, law enforcement and legal markets throughout Europe and Asia Pacific. This partnership provides increased and technical resources available to support VIQ’s growth initiative and drive revenue across the globe while opening distribution in new regions.

VIQs full line of AI powered technology solutions help clients lessen the burden of documentation tasks while increasing collaboration and information accessibility. FirstDraft converts audio recordings to formatted text using Artificial Intelligence to improve the speed and accuracy of draft transcripts. The NetScribe platform simplifies and secures the creation of transcripts accelerating efficiency and productivity by over 30 percent.

“The last year has proven the need for our solutions to support judicial, legal and law enforcement organizations throughout these critical regions,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “We are very excited to provide ORdigiNAL an improved alternative for customers seeking a superior solution to replace existing and legacy technology.”

“We are looking forward to marketing VIQ Solutions’ technology to our vast partner network,” said Jordy Onrust, CEO, ORdigiNAL. “VIQ’s NetScribe and FirstDraft, powered by aiAssist, will allow our partners to offer dedicated efficiency solutions to their professional, legal and public customers.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About ORdigiNAL

ORdigiNAL has over twenty years of knowledge and experience in the fields of speech recognition, document workflow, print/capture, and work processes.

Headquartered in the Netherlands, ORdigiNAL is an independent value-added distributor for innovative software solutions and services. Active in more than 46 countries with local support. From lead generation, pre-sales, discovery sessions, sales support, installation, and implementation, to post-sales support, helpdesk, and training

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the Company’s business objectives and the benefits of the partnership with ORdigiNAL. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans, including plans for expansion. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.